Exhibit 100.6

NICE Actimize Revolutionizes Collaborative Fraud Fighting at Money20/20 with
Decentralized Artificial Intelligence Capabilities

Leveraging its collective intelligence capabilities, NICE Actimize’s Federated Learning approach tackles multiple fraud typologies, including application fraud, Business
Email Compromise and real-time payments fraud

Hoboken, NJ, October 28, 2019 – Debuting at Money20/20 USA today, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, is introducing its Federated Learning capability that will provide financial services organizations (FSOs) with higher fraud detection rates across numerous fraud scenarios by leveraging NICE Actimize’s Collective Intelligence network. With this innovative cloud-based approach that uses machine learning analytics, FSOs can protect their institutions more effectively against multiple fraud typologies, including real-time payments fraud, while improving customer experience.

Traditional machine learning approaches require that the entire dataset is centralized. Meaning, there needs to be a specific database where the data resides to give FSOs the ability to build targeted analytical models based on this dataset. However, FSOs are often reluctant or prohibited from sharing datasets from a centralized location. To overcome this challenge, NICE Actimize is applying an innovative method of Decentralized Artificial Intelligence that includes federated learning of models learned in segregated datasets. The models are built for each organization separately, based on its own data, later to be utilized as features in the required context.

Through its application of Federated Learning, NICE Actimize has achieved compelling results in improving value detection rates. Using this approach has also proven to be effective in easing the process of model governance. Additionally, since the method is model agnostic, it can be applied across the range of NICE Actimize fraud solutions for different applications.

Using this Decentralized Artificial Intelligence approach, NICE Actimize research is showing successful results including:
•	Improving detection rates and stopping more fraud with real-time payments
•
Reducing false positives and detecting more fraud using anomaly detection in low fraud rates environments (like Business Email Compromise and other commercial banking fraud typologies) when trying to determine outliers that often correlate with fraud risk

•	Tackling application fraud scenarios, considering monetary and non-monetary transactions as well as data collected from digital channels

"With NICE Actimize's Federated Learning capabilities, and leveraging its unmatched collective intelligence, financial services organizations can maximize the power of the cloud to fight fraud collaboratively without compromising data security," said Craig Costigan, CEO, NICE Actimize. “This advanced approach using agile analytics enables financial service organizations to move faster than the fraudsters while providing a frictionless customer experience.”

NICE Actimize monitors more than 3 billion transactions every day through its global network of financial services organizations. This extensive coverage provides significant collective intelligence and a view of multiple fraud scenarios across the market. Based on this collective intelligence, NICE Actimize provides consortium-based fraud analytics models as part of ActimizeWatch, a cloud-based managed analytics service that uses machine learning to proactively optimize analytics for members.

To learn more about NICE Actimize’s Collective Intelligence and Distributed Machine Learning capabilities, please visit NICE Actimize at Money20/20, Booth #4436 or contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.